Exhibit 99.1

Verdera Energy Announces Completion of Share Distribution to enCore Energy Shareholders

TSXV: V

OTCQB: VUECF

www.verderauranium.com

VANCOUVER, BC, Oct. 1, 2026 /CNW/ -- Verdera Energy Corp. (TSXV: V) (OTCQB: VUECF) (“Verdera” or the “Company”) announces that enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (“enCore”) has completed the previously announced distribution of Verdera shares to enCore shareholders of record as of September 25, 2026. The distribution was completed on September 30, 2026.

The distribution consisted of an aggregate of 35,000,000 Verdera shares, comprised of:

●	21,000,000 unrestricted Verdera shares, representing 0.108 of an unrestricted Verdera share for each enCore share held;

●	7,000,000 Verdera shares restricted until November 20, 2026, representing 0.036 of a restricted Verdera share for each enCore share held; and

●	7,000,000 Verdera shares restricted until February 20, 2027, representing 0.036 of a restricted Verdera share for each enCore share held.

Fractional share entitlements were rounded down in accordance with the terms of the distribution. As a result, enCore retained 17,554 unrestricted Verdera shares, 5,889 Verdera shares restricted until November 20, 2026, and 5,889 Verdera shares restricted until February 20, 2027.

With the distribution complete, enCore shareholders now hold a direct interest in Verdera and its portfolio of ISR uranium assets in New Mexico.

“Completing this distribution is an important milestone for Verdera,” said Janet Lee-Sheriff, Chief Executive Officer of Verdera. “We are pleased to welcome enCore’s shareholders to the Verdera register. With a broader shareholder base and a clear focus on advancing our ISR uranium assets in New Mexico, we look forward to building value for all of our shareholders, including our largest shareholder, enCore Energy, as the United States works to strengthen its domestic uranium supply.”

About Verdera Energy Corp.

Verdera Energy Corp. is focused on the development of In-Situ Recovery (“ISR”) uranium assets in New Mexico. Led by a team with extensive experience in the uranium and natural resources sector, Verdera is working to meet the growing demand for clean, reliable domestic uranium in the United States. Verdera holds private mineral rights spanning approximately 400 square miles, 88 million pounds of known and historical resources and a significant proprietary uranium database. New Mexico, with expansive uranium resources, is positioned as a critical district in the U.S. domestic nuclear renaissance, driven by efforts to reduce reliance on foreign imports. Verdera is committed to fostering strong community relations and strives to work closely with local communities.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”). Forward-looking information in this release includes, but is not limited to, statements regarding the Company’s plans and expectations concerning the advancement of its ISR uranium assets in New Mexico; the potential of those assets; the Company’s ability to build shareholder value; anticipated demand for uranium; and the role of domestic uranium supply in the United States. Forward-looking information is based on management’s current expectations, estimates, assumptions and projections as of the date of this release, including assumptions regarding market conditions, uranium prices, the availability of financing, regulatory approvals, technical and operational matters, and the Company’s ability to execute its business plans. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied, including risks relating to exploration and development activities, commodity prices, financing, permitting and regulatory approvals, environmental matters, operating costs, political and economic conditions, and other risks generally associated with the mineral exploration and uranium industries. Readers are cautioned not to place undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information identifying risks and uncertainties is contained in filings by Verdera with the respective securities commissions which are available online at www.sec.gov and www.sedarplus.ca.

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SOURCE Verdera Energy Corp.

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%SEDAR: 00055735E

For further information: For more information, contact: Valerie Kimball, P: 720-933-1150, E: info@verderauranium.com, www.verderauranium.com; Investor Relations: Graham Farrell, P: 416-842-9003, E: graham@northstarir.ca

CO: Verdera Energy Corp.

CNW 16:15e 01-OCT-26